VIA EDGAR

September 29, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Washington Trust Bancorp, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-274430

Acceleration Request
Requested Date:    September 29, 2023
Requested Time:    4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Washington Trust Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 29, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Samantha Kirby at (617) 570-8794. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Samantha Kirby, by facsimile to (617) 649-1462.

If you have any questions regarding this request, please contact Samantha Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

WASHINGTON TRUST BANCORP, INC.

/s/ Edward O. Handy III
Edward O. Handy III
Chief Executive Officer
Washington Trust Bancorp, Inc.

cc: Samantha M. Kirby, Esq., Goodwin Procter LLP